HEDGER & HEDGER

2 Fox Chase Drive
P.O. Box 915
Hershey, PA 17033
Phone: 717-534-9993
Fax: 717-534-9813

November 16, 2006

VIA EDGAR

Perry J. Hinden, Esq.
Special Counsel
Division of Corporate Finance
Mail Stop 6010
Securities and Exchange Commission
Washington DC 20549

Re:	Derma Sciences, Inc. – File No. 333-138303; Registration Statement on Form S-3

Dear Mr. Hinden:

Derma Sciences, Inc. hereby responds to the staff’s comment set forth in its correspondence of November 15, 2006 relative to the above captioned registration statement on Form S-3.

Eligibility to Register Shares on Form S-3

We respectfully disagree with the staff’s conclusion to the effect that Derma Sciences does not meet the requirements for registering shares for resale by the selling stockholders on Form S-3. We understand that this position is predicated upon the staff’s belief that Derma Sciences is not registered on a “national securities exchange” in accordance with General Instruction I.B.3 to Form S-3. Please be advised that Derma Sciences, Inc. is registered under Section 12(b) of the Securities Exchange Act of 1934 on the Boston Stock Exchange (a “national securities exchange” within the meaning of General Instruction I.B.3 to Form S-3) and has been so registered from May 13, 1994 to the present.

Very truly yours,

HEDGER & HEDGER

/s/ Raymond C. Hedger, Jr.
Raymond C. Hedger, Jr.

cc:	Jay Mumford, Esq. Edward J. Quilty John E. Yetter, CPA